EXHIBIT 99.31

                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
             -------------------------------------------------------
                 500 - 6 Adelaide St. East. Toronto, ON M5C 1H6
                    Tel.: (416)860-0919 Fax: (416) 367-0182



FOR IMMEDIATE RELEASE                                                  TSX: GGG
September 20, 2004


              GLENCAIRN SETTLES TAX DISPUTE WITH TOWN OF LYNN LAKE

Glencairn Gold Corporation is pleased to announce that it has settled a tax dispute between a subsidiary company (Black Hawk Mining Inc.) and the Town of Lynn Lake, Manitoba, that dates back to 1998.

The Town had claimed, based on Provincial assessments, that Black Hawk owed approximately C$6 million in tax arrears and penalties owed for the period 1997 through 2000 and had seized certain equipment from Black Hawk to recover that amount. Black Hawk, the Provincial Municipal Assesor and the Town have now agreed that payment of C$825,129 will settle all municipal taxes, arrears and penalties for the period 1997 through 2003.

As a result of the settlement, all liens on Black Hawk's heavy equipment fleet have been removed. Glencairn estimates the value of the equipment to be in excess of C$500,000, and plans to deploy some of the equipment to its operations in Central America.

The dispute related to the Keystone Gold Mine in Manitoba, which operated from 1993 to 1999. When Black Hawk acquired an interest in the mine in 1993, it understood that the terms of an agreement with the Province of Manitoba stipulated that Black Hawk could make grants to the Town in lieu of taxes. However, in 1998 the Town advised Black Hawk that the agreement was terminated and that Black Hawk owed outstanding taxes, a position subsequently upheld by the court in 2003.

Subsequent to this settlement, Glencairn has put the entire Keystone Project and other properties in Manitoba up for sale. The Keystone Project consists of the former Keystone Gold Mine (comprising the Burnt Timber and Farley Lake deposits), which produced 292,200 ounces of gold, the 1,300-tonne-per-day carbon-in-pulp Lynn mill, an inventory of advanced and grassroots gold and base metal exploration properties covering over twenty-one square kilometers along the Lynn Lake greenstone belt and an extensive exploration database that dates back over 50 years. Other properties in Manitoba include the MacLellan Mine, a former underground gold mine that operated between 1986 and 1989 under previous owners.

Glencairn Gold Corporation is a gold producer with one operating mine in Nicaragua and a second mine, Bellavista, under construction in Costa Rica. To find out more about Glencaim Gold Corporation (TSX:GGG), visit our website at www.glencaimgold.com.

Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Cynthia Lane: clane@renmarkfinancial.com
www.glencaimgold.com                         Tel.: 514-939-3989, Fax: 514-939-3717


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FORWARD-LOOKING  STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes
forward-looking   statements.    Forward-looking   statements   are   frequently
characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks
involved  in  the  exploration  and  development  of  mineral  properties,   the
uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.